MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 SEP 26 P 12:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

06017110

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21st of September 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
SEP 28 2006 E
THOMSON
FINANCIAL

dlw 9/26

SCHEDULE 10

RECEIVED
2006 SEP 26 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc ✓

2. Name of shareholder having a major interest

Lehman Brothers International (Europe) ✓

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above ✓

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Supplied ✓

5. Number of shares / amount of stock acquired

Not supplied ✓

6. Percentage of issued class

Not supplied ✓

7. Number of shares / amount of stock disposed

Not supplied ✓

8. Percentage of issued class

Not supplied ✓

9. Class of security

30p Ordinary shares ✓

10. Date of transaction

18 September 2006 ✓

11. Date company informed

20 September 2006

12. Total holding following this notification

32,479,716, 30p ordinary shares

13. Total percentage holding of issued class following this notification

7.04% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

21 September 2006

LEHMAN BROTHERS

21 SEP 2006

20 September 2006

Mytravel Group Plc
Holiday House, Sandbrook Park,
Sandbrook Way,
Rochdale
Lancashire
OL11 1SA

Dear Sir / Madam,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 18 September 2006, Lehman Brothers International (Europe) had an interest in 32,479,716 ordinary shares of MyTravel Group Plc (the "Company"). This represents 7.08% of the outstanding share capital of the Company.

7.04%

Yours sincerely
For & on behalf of Lehman Brothers

Tara O'Hagan
Compliance Department